CHELSEA OIL & GAS LTD.

CHELSEA OIL & GAS LTD. ANNOUNCES FILING OF 2016 FINANCIAL STATEMENTS,
MANAGEMENT’S DISCUSSION AND ANALYSIS AND ANNUAL INFORMATION FORM

Calgary, ALBERTA, (April 28, 2017) – Chelsea Oil & Gas Ltd. ("Chelsea") (OTCQB: COGLF) announces that it has filed its audited consolidated financial statements and accompanying notes for the years ended December 31, 2016, 2015 and 2014, and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Chelsea also announces filing of its December 31, 2016 annual information form (“AIF”). The AIF includes the reserves data and other oil and gas information for the year ended December 31, 2016 in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities.

Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

For further information contact:
Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com